Exhibit (a)(1)(G)

MGM MIRAGE and Dubai World to Form Long-Term Strategic Relationship

— Dubai World to invest $2.7 billion for a 50 percent interest in

CityCenter in Las Vegas and will make a significant equity investment in MGM MIRAGE —

LAS VEGAS, Aug. 22 /PRNewswire-FirstCall/ — MGM MIRAGE (NYSE: MGM) and Dubai World today announced that they have signed definitive agreements to form a long-term strategic relationship whereby Dubai World will invest approximately $5 billion in MGM MIRAGE consisting of a $2.7 billion investment in CityCenter and up to $2.4 billion in purchases of MGM MIRAGE common stock. The companies will enter into a 50/50 joint venture in the landmark CityCenter development in Las Vegas and Dubai World will acquire a significant minority equity position in MGM MIRAGE.

The joint venture, CityCenter Holdings LLC, will be owned equally by MGM MIRAGE and Infinity World Development Corp., a wholly-owned subsidiary of Dubai World. Upon closing, CityCenter Holdings LLC will own 100 percent of CityCenter, a mixed-use luxury residential, resort and retail complex currently being developed by MGM MIRAGE on the Las Vegas Strip.

In addition to investing in the joint venture, Dubai World through Infinity World Investments, will purchase up to 28.4 million shares of MGM MIRAGE representing approximately a 9.5 percent equity stake. Dubai World will seek to accomplish this through a combination of a public tender offer for 14.2 million shares of the outstanding stock at a price of $84 per share, which represents an approximate 13% premium over yesterday’s closing price, and an agreement to subsequently purchase an additional 14.2 million shares directly from the Company at the same price, for a combined investment of approximately $2.4 billion.

The companies anticipate that the joint venture investment will close by the end of the year, and that the tender offer will commence during the week of August 27, 2007. The parties anticipate that the purchase of shares from MGM MIRAGE will close concurrently with or soon after the closing of the tender offer subject to requisite approvals.

In connection with the joint venture, Dubai World will initially contribute approximately $2.7 billion for 50 percent of the equity in CityCenter. MGM MIRAGE will contribute the CityCenter assets which the parties have mutually valued at $5.4 billion, and receive 50 percent of the equity in CityCenter. Following the close of the joint venture transaction, MGM MIRAGE will receive a cash distribution of $2.7 billion. By completing CityCenter on budget and on schedule, MGM MIRAGE will receive additional consideration of $100 million. The joint venture will obtain project specific financing to fund remaining project costs.

MGM MIRAGE will continue to serve as developer of CityCenter and upon completion, the joint venture will pay MGM MIRAGE a management fee to operate CityCenter’s resort casino as well as the development’s retail activities and the Vdara condo-hotel tower.

“This is a transforming event for MGM MIRAGE and Las Vegas,” said Terry Lanni, Chairman and CEO of MGM MIRAGE. “This partnership with Dubai World brings us a relationship with an internationally-respected developer of large- scale luxury properties that attract an international clientele. Dubai World’s proficiency in real estate, combined with our company’s operational expertise, strong brands and world-renowned resorts, creates competitive advantages that we believe will benefit all of our stakeholders. We are extremely pleased to be working with Dubai World. We have a tremendous amount of respect for Sultan Bin Sulayem and all that his company has accomplished.

“This transaction is immediately accretive to long term earnings and will have a profound impact on our balance sheet. Dubai World is making a significant investment in our company that will greatly increase our growth and earnings. We welcome Dubai World’s long term commitment to our company through the joint venture and these share purchases,” Mr. Lanni continued.

Sultan Bin Sulayem, Chairman of Dubai World said, “The announcement today brings together two companies known for creating landmark developments that have the ability to change the face of luxury living and destination tourism. In seeking international expansion, we chose a partner who would complement our strengths in large-scale development as well as share our view of investing for the long-term. We were attracted by MGM MIRAGE’s superior assets, locations, and brands. Terry Lanni and his management team have a proven ability to create extraordinary customer experiences that generate demand and earn customer loyalty.

“Our vision is to create a global portfolio of signature properties that will create value for generations to come. The unprecedented CityCenter will redefine the luxury lifestyle and incorporate world-class elements of fine art and design, fulfilling our goal of creating landmark developments while further expanding into the important U.S. real estate market. We look forward to making this project an international success and sharing in other opportunities for expansion with MGM MIRAGE,” continued Sultan Bin Sulayem.

Targeted for completion in late 2009, CityCenter is a luxury urban metropolis defined by its dazzling vertical architecture rising from the Las Vegas Strip. CityCenter’s design team includes many of the world’s foremost architects such as Daniel Liebeskind, Lord Norman Foster, and Rafael Vinoly. The self-contained city-within-a-city will include:

•	A dramatic Cesar Pelli-designed 4,000-room resort casino;

•	Approximately 470,000 square-feet of retail and entertainment space;

•	2,650 luxury condominiums and condo-hotel units in multiple towers; and

•	Two 400-room non-gaming boutique hotels, one of which will be managed by luxury hotelier Mandarin Oriental.

Credit Suisse Securities acted as financial advisors to Dubai World. UBS Investment Bank served as financial advisors to MGM MIRAGE. Paul, Hastings, Janofsky & Walker LLP acted as legal counsel to Dubai World and Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP acted as legal counsel to MGM MIRAGE.

About MGM MIRAGE

MGM MIRAGE (NYSE: MGM), one of the world’s leading and most respected hotel and gaming companies, owns and operates 17 properties located in Nevada, Mississippi and Michigan, and has investments in three other properties in Nevada, New Jersey and Illinois. In addition, the Company has major new developments under construction in Nevada, Michigan and Macau S.A.R. CityCenter is a multi-billion dollar mixed-use urban development in the heart of the Las Vegas Strip; a new MGM Grand hotel and casino complex is being built in downtown Detroit; and the Company has a 50% interest in MGM Grand Macau, a hotel-casino resort currently under construction in Macau S.A.R. MGM MIRAGE supports responsible gaming and has implemented the American Gaming Association’s Code of Conduct for Responsible Gaming at its properties. MGM MIRAGE also has been the recipient of numerous awards and recognitions for its industry-leading Diversity Initiative and its community philanthropy programs. For more information about MGM MIRAGE, please visit the company’s website at http://www.mgmmirage.com.

About Dubai World

Dubai World is a major investment holding company with a portfolio of businesses that includes DP World, Jafza, Nakheel, Dubai Drydocks, Maritime City, Istithmar, Kerzner, One & Only, Atlantis, Barney’s, Island Global Yachting, Limitless, Inchcape Shipping Services, Tejari, Technopark and Tamweel. The Dubai World Group has more than 50,000 employees in over 100 cities around the globe.

Dubai World’s iconic real estate projects include the Nakheel’s Palm developments and The World. The group also has extensive real estate investments in the US, the UK and South Africa, unique hospitality destinations in every corner of the world, and is a leading global port operator. In the last five years, Dubai World has developed 80,000 luxury residential villas and apartments and approximately three million square feet of retail space.

Forward-Looking Statement

Statements in this release which are not historical facts are “forward looking” statements and “safe harbor statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the company’s public filings with the Securities and Exchange Commission.